UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Gilat Satellite Networks Ltd.
-------------------------------------
(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share
----------------------------------------------------------
(Title of Class of Securities)

M51474-10-0
-------------------
(CUSIP Number)

Adam J. Semler
JGD Management Corp.
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

With copies to:
Richard P. Swanson, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022
-----------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2008
-----------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M51474-10-0 13D

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JGD Management Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 8,121,651

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,121,651

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

The information in this Amendment No. 4 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) filed by JGD Management Corp. (“JGD” or the “Reporting Person”), a Delaware corporation, d/b/a York Capital Management, with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2007 relating to the ordinary shares, par value NIS 0.20 per share (the “Shares”), of Gilat Satellite Networks Ltd. (the “Company”). This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Amendment No. 3. Capitalized terms used in this Amendment but not otherwise defined have the meaning ascribed to them in the Amendment No. 3. The Amendment No. 3 is supplemented and amended as follows:

Item 2. Identity and Background

Item 2 of the Amendment No. 3 is hereby amended and restated in its entirety as follows:

(a) This Statement is filed by JGD Management Corp. (“JGD” or the “Reporting Person”), a Delaware corporation, d/b/a York Capital Management, with respect to Shares directly owned by or allocated for the benefit of:

(i) York Capital Management, L.P. ("York Capital"), a Delaware limited partnership;

   (ii) York Investment Limited ("York Investment"), a corporation of the Commonwealth of The Bahamas;

(iii) York Credit Opportunities Fund, L.P. ("York Credit Opportunities"), a Delaware limited partnership; and

(iv) one other account (the “Managed Account”).

JGD and its affiliates Dinan Management, L.L.C. (“Dinan Management”), a New York limited liability company and the General Partner of York Capital, York Offshore Holdings, Limited (“York Offshore Limited”), a corporation of the Commonwealth of the Bahamas and the investment manager of York Investment, and York Credit Opportunities Domestic Holdings, LLC (“York Credit Opportunities Domestic Holdings”), a New York limited liability company and the General Partner of York Credit Opportunities, form part of the York Capital Management family of investment advisory entities, which provides investment advisory and administrative services to pooled investment vehicles, including, but not limited to, York Capital, York Investment and York Credit Opportunities. JGD also manages the Managed Account. Accordingly, JGD may be deemed to have beneficial ownership over the Shares reported in this Statement.

The sole shareholder of JGD is James G. Dinan.

Dinan Management is the General Partner of York Capital. James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management.

York Offshore Limited is the investment manager of York Investment. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited.

York Credit Opportunities Domestic Holdings is the General Partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings.

The name of each director and each executive officer of JGD, York Investment and York Offshore Limited is set forth on Exhibits 1, 2 and 3, respectively, attached hereto, which are incorporated herein by reference.

(b) The principal business office address of each of JGD, York Capital, York Investment, York Offshore Limited, York Credit Opportunities, York Credit Opportunities Domestic Holdings, Dinan Management, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibits 1, 2, and 3 attached hereto, which are incorporated herein by reference.

(c) JGD and its affiliates are investment managers of certain investment funds and accounts for which they have discretionary investment authority.

Each of York Capital and York Credit Opportunities is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Investment is a privately owned investment company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the General Partner of York Capital and another privately owned limited partnership.

York Offshore Limited is a privately owned company in the principal business of acting as the investment manager of York Investment.

York Credit Opportunities Domestic Holdings is a privately owned limited liability company in the principal business of acting as the General Partner of York Credit Opportunities.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amendment No. 3 is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

Exercise of Option

On or about July 18, 2005, the Reporting Person entered into an agreement (the “Option Share Agreement”) to participate in the Option as follows: 35% to Bank Hapoalim B.M., 16.68% to Mr. Amiram Levinberg, 11.66% to Mr. Joshua Levinberg, 21.66% to two other individuals and 15% remaining with the Reporting Person. On or about June 25, 2007, the Reporting Person, on behalf of its advisory clients York Capital, York Investment and York Credit Opportunities, exercised the Option on a cashless exercise basis, and 51,088 Shares were issued to the Reporting Person in accordance with the Option Share Agreement. Of the 51,088 Shares issued to the Reporting Person, 7,546 Shares were issued to York Capital, 31,639 Shares were issued to York Investment and 11,903 Shares were issued to York Credit Opportunities.

No funds were used by the Reporting Person for the purchase of the Shares described above.

Expiration of Proxies

On or about July 18, 2007, the Bank Proxy granted to York Capital Management by the Bank to exercise all the Bank’s voting rights with respect to the Option Shares and the Remaining Shares expired.

On or about July 23, 2007, the Shamir Proxy granted to York Capital Management by Shamir to exercise all Shamir’s voting rights with respect to the Third Party Shares expired.

Merger Agreement and Irrevocable Proxy

On March 31, 2008, the Company, Galactic Holdings Ltd. (the “Purchaser”) and Galactic Acquisition Company Ltd., entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby the Company will become a subsidiary of the Purchaser and the Shares of the Company will be exchanged for the right to receive merger consideration in the amount of $11.40 per Share upon the closing of the merger and the other transactions contemplated by the Merger Agreement (the “Closing”). The Closing is subject to shareholder approval, certain regulatory approvals and other customary closing conditions.

Concurrently with the execution and delivery of the Merger Agreement, York Capital, York Investment, York Credit Opportunities and the Managed Account (the “Shareholders”) executed and delivered an irrevocable proxy and unilateral undertaking (the “York Proxy”) in favor of the Purchaser, according to which each Shareholder undertakes to support the approval and adoption of the Merger Agreement and the transactions contemplated thereby when such matters are brought to a vote of the Company’s shareholders at an annual or special general meeting (or submitted for approval pursuant to a written consent). Pursuant to the York Proxy, the Shareholders appointed the Purchaser as the sole and exclusive proxy agent of the Shareholders, to vote and exercise all voting rights with respect to the Shares held or later acquired by the Shareholders. In addition, the Shareholders agreed to not, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of any Shares held by the Shareholders, except in connection with the York Proxy, until the termination of the York Proxy. The York Proxy shall terminate upon the earliest to occur of (a) the effective time of the merger, (b) the termination of the Merger Agreement and (c) September 28, 2008.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amendment No. 3 is hereby amended and restated in its entirety as follows:

(a) (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,121,651 Shares, which constitute approximately 20.7% of the issued and outstanding Shares. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by JGD.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 591,680 Shares, which constitute approximately 1.5% of the issued and outstanding Shares. As the General Partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital. In addition, as the controlling members of Dinan Management, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

(iii) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,096,026 Shares, which constitute approximately 15.5% of the issued and outstanding Shares. As the investment manager of York Investment, York Offshore Limited may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment.

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 946,789 Shares, which constitute approximately 2.4% of the issued and outstanding Shares. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities. In addition, as the controlling members of York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities.

(v) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibits 1, 2 or 3.

The number of Shares beneficially owned and the percentage of outstanding Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, York Capital, York Investment and York Credit Opportunities are based on 39,276,023 Shares issued and outstanding as of August 30, 2007 as reported in the Company’s Report on Foreign Issuer on Form 6-K filed with the SEC on September 18, 2007.

(b) (i) JGD may be deemed to have the sole power to dispose of or direct the disposition of, but has no power to vote or direct the vote of, 8,121,651 Shares. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of, but has no power to vote or direct the vote of, 8,121,651 Shares.

(ii) York Capital may be deemed to have the sole power to dispose of or direct the disposition of, but has no power to vote or direct the vote of, 591,680 Shares. As the General Partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of or direct the disposition of, but has no power to vote or direct the vote of, 591,680 Shares. In addition, as the controlling members of Dinan Management, James G. Dinan and Daniel A. Schwartz may be deemed to have the sole power to dispose of or direct the disposition of, but have no power to vote or direct the vote of, 591,680 Shares.

(iii) York Investment may be deemed to have the sole power to dispose of or direct the disposition of, but has no power to vote or direct the vote of, 6,096,026 Shares. As the investment manager of York Investment, York Offshore Limited may be deemed to have the sole power to dispose of or direct the disposition of, but has no power to vote or direct the vote of, 6,096,026 Shares. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of, but has no power to vote or direct the vote of, 6,096,026 Shares.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of or direct the disposition of, but has no power to vote or direct the vote of, 946,789 Shares. As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to have the sole power to dispose of or direct the disposition of, but has no power to vote or direct the vote of, 946,789 Shares. In addition, as the controlling members of York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel A. Schwartz may be deemed to have the sole power to dispose of or direct the disposition of, but have no power to vote or direct the vote of, 946,789 Shares.

(v) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibits 1, 2 or 3 has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Share.

(c) During the past sixty (60) days preceding the date of this Statement, the Reporting Person did not effect any transactions in the Shares.

(d)   The right to receive dividends from, or the proceeds from the sale of, all Shares reported in this Statement as beneficially owned by the Reporting Person is held by York Capital, York Investment, York Credit Opportunities or the Managed Account, as the case may be, all of which are the advisory clients of the Reporting Person or its affiliates. The Reporting Person itself disclaims beneficial ownership of all Shares reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amendment No. 3 is hereby amended and restated in its entirety as follows:

The information provided in response to Item 3 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Amendment No. 3 is hereby restated in its entirety as follows:

The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  April 9, 2008

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

INDEX OF EXHIBITS

Exhibit No.	Description

1	Name, title, principal business address, principal occupation and citizenship of each director and executive officer of JGD.

2	Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Investment.

3	Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Offshore Holdings.

4
Loan Assignment Agreement dated June 23, 2005 (the “Loan Assignment Agreement”) by and among Bank Hapoalim B.M. (the “Bank”) and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 1 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2005).

5
Addendum to the Loan Assignment Agreement dated July 18, 2005 by and among the Bank and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 6 to the Reporting Person’s Schedule 13D filed with the SEC on July 28, 2005).

6
Amendment dated April 1, 2004 to the Facility Agreement between Gilat Satellite Networks Ltd. (the “Company”) and the Bank (previously filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2004 filed with the SEC on March 17, 2005).

7
Amendment to Facility Agreement and Warrant dated December 27, 2005 between the Company and York Capital Management (previously filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the SEC on March 23, 2006).

8
Form of Warrant to purchase ordinary shares, par value NIS 0.20 per share, of the Company (previously filed as Exhibit 8 to the Reporting Person’s Amendment No. 1 to Schedule 13D filed with the SEC on June 5, 2006).

9
Share Option Agreement dated July 18, 2005 by and among Bank Hapoalim B.M. and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 2 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

10
Irrevocable Proxy dated July 18, 2005 granted by Bank Hapoalim B.M. to York Capital Management (previously filed as Exhibit 3 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

11
Irrevocable Proxy dated July 23, 2005 granted by Mivtach Shamir Holdings Ltd. to York Capital Management (previously filed as Exhibit 10 to the Reporting Persons’ Schedule 13D filed with the SEC on July 28, 2005).

12
Form of Underwriting Agreement (previously filed as Exhibit 1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-3 (Registration No. 333-138856) filed with the SEC on November 29, 2006).

EXHIBIT 1

DIRECTORS AND EXECUTIVE OFFICERS OF JGD MANAGEMENT CORP.

Name	Title	Principal Business Address	Principal Occupation	Citizenship

James G. Dinan	Chief Executive Officer and Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Adam J. Semler	Chief Financial Officer and Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Daniel A. Schwartz	Chief Investment Officer and Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	Canadian

EXHIBIT 2

DIRECTORS AND EXECUTIVE OFFICERS OF YORK INVESTMENT

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Dawn E. Davies	Director	Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Retired	Bahamas
Anthony L.M. Inder-Rieden	Director	Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Trust management Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Bahamas

EXHIBIT 3

DIRECTORS AND EXECUTIVE OFFICERS OF YORK OFFSHORE LIMITED

Name	Title	Principal Business Address	Principal Occupation	Citizenship
James G. Dinan	Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Daniel A. Schwartz	Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	Canada
Adam J. Semler	Director	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management JGD Management Corp. 767 Fifth Avenue 17th Fl. New York, New York 10153	USA
Anthony L.M. Inder-Rieden	Director	Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Trust management Euro-Dutch Trust Co. (Bahamas) Ltd. Charlotte House Charlotte Street P.O. Box N9204 Nassau, The Bahamas	Bahamas